UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No: 3)*

PCB BANCORP
(Name of Issuer)

COMMON STOCK NO PAR VALUE
(Title of Class of Securities)

69320M109
(CUSIP Number)

Timothy Chang Executive Vice President & Chief Financial Officer PCB Bancorp 3701 Wilshire Boulevard, Suite 900 Los Angeles, CA 90010 (213) 210-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 69406T408
1	NAME OF REPORTING PERSON LEE, SANG YOUNG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,840
	8	SHARED VOTING POWER 1,798,060
	9	SOLE DISPOSITIVE POWER 4,840
	10	SHARED DISPOSITIVE POWER 1,798,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.59%
14	TYPE OF REPORTING PERSON IN

Page 3 of 6 Pages

CUSIP No. 69406T408
1	NAME OF REPORTING PERSON LEE'S GOLD AND DIAMOND IMPORT, INC. (EIN NO. 95-4159457)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,016
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 416,016
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.91%
14	TYPE OF REPORTING PERSON CO

Page 4 of 6 Pages

CUSIP No. 69406T408
1	NAME OF REPORTING PERSON SANG YOUNG LEE & CHUN YOUNG LEE TR UA 04/22/1999 LEE FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,382,044
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,382,044
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%
14	TYPE OF REPORTING PERSON OO

Page 5 of 6 Pages
The following constitutes Amendment No. 3 to the Schedule 13D and 13D/A filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D filed on August 20, 2018 and Schedule 13D/A filed on May 13, 2021 and November 1, 2022, as specifically set forth herein.

This Amendment No. 3 is being filed to reflect a change in the percentage of outstanding shares of PCB Bancorp held by the undersigned and resulting from the Company’s share repurchase activity and the additional 87,252 shares acquired through open-market purchases, which combined had an aggregate effect of increasing the undersigned’s beneficial ownership by 1% of the outstanding shares of PCB Bancorp from that previously reported.

As of the filing of the Schedule 13D/A on November 1, 2022, the undersigned collectively owned 1,715,648 shares of PCB Bancorp common stock, which represented 11.59% of the outstanding shares of PCB Bancorp. The additional 87,252 shares represented an increase of less than 1% of PCB Bancorp outstanding beneficially owned by the undersigned. However, as a result of recent repurchase activity by PCB Bancorp, the aggregate change in the percentage of outstanding shares of PCB Bancorp that the undersigned’s holding represents has increased to 12.59%, causing the need to file this Amendment No. 3.

Page 6 of 6 Pages
Signatures
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	May 9, 2023	Signature:	/s/ Timothy Chang attorney-in-fact for Sang Young Lee
		Name:	Timothy Change
		Title:	Executive Vice President and Chief Financial Officer of PCB Bancorp and Pacific City Bank